

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4720

June 30, 2016

Roger S. Busse
Chief Executive Officer
Pacific Continental Corporation
111 West 7th Avenue
Eugene, OR 97401

> **Re:** **Pacific Continental Corporation**
> **Registration Statement on Form S-4**
> **Filed June 9, 2016**
> **File No. 333- 211942**

Dear Mr. Busse:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please disclose on the cover page that the merger is contingent on shareholder's equity being no less than $46,128,000. Make corresponding disclosure that includes the actual shareholder's equity as of a recent date in the Summary section on page 13, "Conditions that Must Be Satisfied or Waived for the Merger to Occur," and in the corresponding section beginning on page 70.

Summary

What the Holder of Foundation Bancorp Preferred Stock Will Receive in the Merger, page 10

2. Please disclose more specifically how the current preferred stock will be treated to clarify whether the $4.03 million dividend payment to be made at closing to preferred holders represents the total cumulative dividend through 2020 or a portion of dividends to be paid.

The Merger

Opinion of Foundation Bancorp's Financial Advisor, page 42

3. Please expand the last paragraph of this section on page 54 to disclose all compensation paid to KBW during the last two years for all services. Please refer to Section 1015(b)(4) of Regulation M-A.

Interests of Foundation Bancorp's Directors and Officers in the Merger

Change in Control Payments, page 55

4. Please revise to disclose the transaction bonus to be paid to each officer rather than disclosing the range for all of the officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3391with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Patricia F. Young, Esq. (Via E-mail)